Exhibit 99.1

OFFICER'S CERTIFICATE
ANNUAL STATEMENT OF COMPLIANCE


Reference is hereby made to Long Beach Mortgage Loan
Trust 2003-4 Asset-Backed Certificates, Series 2003-4
(the "Securitization").  Long Beach Mortgage Company
(the "Master Servicer") master services mortgage loans in connection with the Securitization (the "Mortgage
Loans") pursuant to the terms of that certain Pooling and Servicing Agreement dated as of July 1, 2003
(the "Servicing Agreement") by and among Long Beach
Securities Corp., as depositor, the Master Servicer, as master servicer, and Deutsche Bank National
Trust Company, as trustee (the "Trustee").
Capitalized terms used herein but not defined shall have the meanings assigned to them in the Servicing
Agreement.

     I, Troy A. Gotschall, an authorized officer of the Master Servicer, certify for the benefit of the Depositor, the Trustee, the NIMS Insurer and each Rating Agency with respect to the calendar year immediately preceding the date of this Officer's
Certificate (the "Relevant Year"), as follows:

1. A review of the activities of the Master Servicer during the Relevant Year and of performance under the Servicing Agreement has been made under my supervision.

2. To the best of my knowledge, based on such review, the Master Servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the Relevant Year.

3. During 2002, Long Beach became aware of certain irregularities that might exist with respect to the servicing of some of the mortgage loans master serviced by the Master Servicer. The irregularities concerned the miscalculation of, and failure to collect, prepayment fees due with respect to prepaid mortgage loans, the duration of the foreclosure process with respect to certain delinquent mortgage loans, and the collection and remittance to investors of pool insurance policy proceeds.

Prepayment Fees. Prior to June of 2003, the methods used by the servicer to calculate and collect prepayment fees resulted, in certain instances, in the miscalculation of, and/or failure to collect, prepayment fees owed under the terms of mortgage loan notes.
Changes to the methods used to calculate prepayment fees were instituted in May of 2003. Consequently, any prepayment made on any loan in this Securitization have been and will be calculated in accordance with the new methods.

    An investigation into failures to collect prepayment fees is continuing. A review of prepayments made in 2003 indicates that prepayment fees were not collected on three loans in the Securitization that prepaid during that period and for which a prepayment fee may have been due.

    Upon determination that a prepayment fee was due with respect to any of these loans, funds will be remitted to the applicable investors to the extent necessary to compensate them for any losses arising from the failure to collect the fees.

Foreclosure Delays. The servicer reviewed and, prior to the Securitization, revised its procedures to avoid a recurrence of delays in the foreclosure process for defaulted loans. Consequently, if any mortgage loan in the Securitization should go into default, the procedures in place should ensure that the foreclosure process is conducted in a timely manner.

Collection of Pool Insurance Claims.  The Master
Servicer believes that the servicer has in place and is following procedures that should ensure that pool insurance claims with respect to loans in the Securitization have been and will be actively pursued and recoveries appropriately remitted to the investor.


DATED as of March 27, 2004.

/s/:    Troy A. Gotschall
Name:   Troy A. Gotschall
Title:  President